REIDCO ACQUISITION I INC.
c/o Prestige Optical Mastering Services, Inc.
7340 Eastgate Rd., Suite 140
Henderson, NV 89011

January 15, 2010

John Reynolds
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Reidco Acquisition I Inc.
Form 10-K for fiscal year ended October 31, 2008
Filed January 29, 2009
File No. 000-52373

Dear Mr. Reynolds:

This letter is in response to the comments contained in your letter to Shawn Kreloff, dated October 30, 2009 (the “Comment Letter”) concerning the above-referenced report (the “Report”). The responses below correspond to the numbered comments contained in the Comment Letter. Concurrent with the responses to your letter, we have amended our Form 10-K for the fiscal year ended October 31, 2008 and filed with the Securities and Exchange Commission January 29, 2009.

Form 10-K for Fiscal Year Ended October 31, 2008
Recent Sales of Unregistered Securities, page 10

1.
We have revised this section to provide the information required by Items 701 (b) and (d) of Regulation S-K for the sales of unregistered securities that occurred in the fiscal year ended October 31, 2008. The purchaser of the 2,000,000 shares of preferred stock was Spencer Clarke Holdings LLC, and the Company sold these shares under the exemption from registration provided by Section 4(2) of the Securities Act.

Item 8A – Controls and Procedures, page 14

2.	We have provided the report on management’s assessment of internal control over financial reporting at October 31, 2008 in accordance with Item 308 of Regulation S-K.

Signatures, page 21

3.	Please be advised that the identity of our principal financial officer and principal accounting officer for our Form 10-K filed January 29, 2009 was Reid H. Drescher.

Exhibit 31 – Section 302 Certification

4.	Exhibit 31 has been amended to comply with the language required by Item 601(31) of Regulation S-K in the following respects:
•	Reference to “annual report” has been replaced by “report” in paragraphs two, three and four
•	Reference made to “small business issuer” has been replaced by “registrant” in paragraph 4(c)
•	The head note to paragraph four now includes a reference to internal control over financial reporting (as defined in Exchange Rules 13a-15(f) and 15d-15(f))
•	Paragraph 4(b) as defined in Item 601(31) of Regulation S-K is now included
•	Reference is now made to “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d)
•	Reference is made to “significant deficiencies” rather than “deficiencies” in paragraph 5(a)

5.	The Company hereby confirms that in future filings (including all future Forms 10-K and Forms 10-Q) that we will revise our certifications to address each of the matters noted above.

Sincerely,

/s/ Shawn Kreloff